Room 4561

April 13, 2006

Mr. N. Robert Hammer
Chairman of the Board, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

Re: CommVault Systems, Inc.
Registration Statement on Form S-1 filed March 17, 2006
File No. 333-132550

Dear Mr. Hammer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

1.   We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Examples of omitted information you must provide include the number of shares to be offered and the number of shares to be sold by selling stockholders on the cover. Any preliminary prospectus should fill in all

blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit, and should be part of a pre-effective amendment. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

3.   If the effective date of the registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.

Inside Front Cover Page

4.   We note that your graphic artwork contains extensive narrative text, which in some instances appears to not otherwise be discussed in your prospectus. For example, the term "unified data management software" does not appear to be discussed or explained elsewhere in your prospectus. Please limit your graphic artwork to a pictorial or graphic representation of your products or business and use text only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance and revise accordingly.

Prospectus Summary, page 1

5.   Please provide us support for your statement, in this summary and elsewhere in the prospectus, that you are "a leading global provider of data management software applications and related services." Additionally, expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

6.   We note your list of customers here and elsewhere in your prospectus. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus.

7.   With respect to any third-party statements in your prospectus such as the market information by the International Data Corporation and Gartner presented here, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

8.   You state here on page 3 and elsewhere that you intend "to introduce new software applications beyond the traditional data and storage management category." Please provide a concise description here and a materially complete discussion elsewhere, as appropriate, on the markets you are planning to expand into as well as any development you are currently undertaking to facilitate such an expansion.

9.   We note that your use of terms such as "storage resource discovery and usage tracking," "data classification," "storage arrays," "tiered storage infrastructures," and "storage area networks (SANs) and network-attached storage (NAS)." Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Transactions in Connection With the Offering, page 4

10.   Please elaborate here and elsewhere in your prospectus on the basis for the determination of the $47 million to be paid to holders of Series A, B, C, D and E preferred stock in addition to accumulated and unpaid dividends upon the conversion of such preferred stock. Are these payments required under the terms of the preferred stock series in the charter?

11.   Please provide us your analysis regarding the exemption from the registration requirements of the Securities Act on which you are relying for the issuance of common stock upon conversion of your currently outstanding preferred stock, particularly your Series A, B, C, D and E preferred stock. Please advise us whether the commitment to effect such conversion was unconditional and binding prior to the filing of your registration statement and whether any additional consideration or negotiation was undertaken to cause the conversion of your preferred stock to occur upon the offering. Please file your current charter and any other applicable agreements with respect to the rights of your preferred stock as exhibits to your registration statement.

12.   Please provide us your detailed analysis as to why your concurrent private placement should not be integrated with your public offering. We note that the private placement has not been solely limited to qualified institutional buyers or institutional accredited investors. Please further advise us whether you plan to register any of the shares sold in the concurrent private placement in this registration statement for resale on behalf of any investor.

Risk Factors

13.   Please include a discussion regarding the risks related to any conflicts that may exist as a result of Credit Suisse's interest in you and their role as an underwriter in your offering. The retention of a qualified independent underwriter to establish a maximum price and to

conduct due diligence in the offering process does not eliminate the potential conflict. The risk factor should be clear in concisely describing the interest of Credit Suisse as a direct or indirect preferred stock holder as well as the securities and other consideration it will receive (directly and indirectly).

We anticipate that an increasing portion of our revenues will depend…, page 12

14.   Please disclose the portion of your revenues that is generated by your arrangements with original equipment manufacturers. We note your disclosure of the portion of your revenues generated by your arrangements with Dell.

15.   The agreements governing your relationship with Dell represent 18 percent of your revenues for the nine months ended December 31, 2005. Please file the agreements with Dell and any other customers that represent over 10 percent of your revenues as exhibits or advise why you are not required to file these exhibits. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

We rely on indirect sales channels…, page 14

16.   Please identify any resellers that represent over 10 percent of your revenues. As suggested above, it appears you would be substantially dependent upon any agreements with such resellers and that you would need to file those exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Sales of only a few of our software applications make up a substantial portion…, page 14

17.   Please elaborate here and elsewhere in your prospectus such as in management's discussion and analysis and business, as appropriate, what software applications are material to your business and the portion of your revenues represented by such applications.

We encounter long sales and implementation cycles…, page 15

18.   Please elaborate on the typical or average amount of time involved in your sales and implementation cycles.

Our services revenue produces lower gross margins than our license revenue…, page 16

19.   Please detail in this risk factor the gross margin of your services and license revenues in order to provide a context for the risk being discussed.

We cannot predict our future capital needs…, page 20

20.   Please disclose whether you presently have any plans, proposals or arrangements to acquire a business, technology, product or service. If so, please disclose by including materially complete descriptions of the future acquisition here or elsewhere in your prospectus. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

Approximately % of our outstanding common stock has been deposited…, page 23

21.   Please elaborate here and in your later discussion regarding the voting trust on how the trustee determines whether to vote the shares held in trust. Does the voting trustee have a contractual obligation to solicit the views of the holders of beneficial interest in the trust? We note that in certain actions the effect of a non-vote by the trustee would be the equivalent of a vote against the matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

22.   We note your disclosure regarding the management buyout in May 1996 funded by Donaldson, Lufkin & Jenrette Merchant Banking and the Sprout Group. As proceeds from this offering will be used to satisfy obligations from your financing transactions, please include a materially complete discussion of the current financing arrangements and concisely explain how they relate to the borrowings associated with the buyout. Please also provide a summary discussion with respect to these financing transactions in your discussion on page 4 of your summary including disclosure of the amount invested for the Series A, B, C, D and E preferred stock.

23.   Management's discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. In this regard, we note your discussion in risk factors regarding the risk of increasing services revenue and its effect on your gross margins as well as the fact that a few software applications make up a significant portion of your revenues. Please discuss any known material trends relating to the growth of your services revenue. Please also discuss when the significant software applications are subject to obsolescence and any plans to update such applications, if necessary. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of Release No. 33-8350 for additional guidance.

24.   Please discuss the portions of your revenues attributable to direct and indirect sales and whether you have any plans to focus growth and development on one as opposed to the other.

Critical Accounting Policies

Revenue Recognition, page 36

25.   As presented, the critical accounting policy for revenue recognition is a restatement of the policy in the notes to the financial statements and does not serve as a supplement to the notes of the financial statements. The critical accounting policy for revenue recognition should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. See Release No. 33-8350 and revise as appropriate.

Stock-Based Compensation, page 37

26.   Please tell us if you considered the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" to determine the fair value of your common stock for all options.

27.   We note that you did not obtain a contemporaneous valuation by an unrelated specialist because you believe that your internal valuation was sufficient. We further note that you based the valuation on revenues or earnings multiples of comparable companies and applied a discount. Please revise to address the following:

- Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated offering price; and

- Complete your disclosure on the intrinsic value of outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

Refer to disclosure guidance in paragraphs 180-182 of the AICPA Practice Aid.

Results of Operations, page 39

28.   Please quantify the impact of each identified source for material changes from period to period in line items of your financial statements. For example, you attribute the increase in your cost of services revenue and sales and marketing expense for the periods you

have compared to various sources without quantifying the impact of each source. As disclosed, your sales and marketing expense for the nine months ended December 31, 2005 increased $5.7 million as a result of "higher headcount and increased commission expense." To the extent material, discuss how much each source contributed to the $5.7 million increase. Please also detail in quantitative terms any material changes in the prices for software and services over the three-year period and the extent to which price changes as opposed to volume changes affected revenue fluctuations. Please review your disclosure in light of this comment and revise as appropriate.

Nine months ended December 31, 2005…, page 29

29.   We note your statement under your software revenue discussion that the increase in such revenue was "primarily the result of [y]our addition of new customers, broader acceptance of [y]our software applications and increased sales through [y]our direct channels and by [y]our resellers and original equipment manufacturers." You have provided the same explanation with respect to the other periods you are comparing. Please provide a materially complete and specific discussion explaining the change for each period. For example, please detail whether the growth in revenues resulted from direct or indirect sales and the cause for such growth. We note similar nonspecific disclosure with respect to other line item discussions. Please review your disclosure in light of this comment and revise as appropriate. Please also note our comment above regarding necessary disclosure for any known material trends.

Liquidity and Capital Resources, page 43

30.   In quantitative terms, please briefly discuss the material covenants you will be subject to under your term loan. Please also provide risk factor discussion regarding the fact that all of your assets serve as security for your term loan.

Business

Products, page 53

31.   Please reconcile your statement that each application can be used individually with your disclosure on page 54 that the Data Classification can only be used in combination with your other products. We also note that QNet collects information from your data management applications suggesting that your other applications are necessary for the functionality of QNet.

32.   Please provide us supporting documentation for each award you have disclosed. Ensure that your disclosure conveys the basis on which the award was provided and the significance to you and to investors of the award.

Customers, page 56

33.   We note your disclosure regarding the portion of your revenues for the nine months
        ended December 31, 2005 attributable to Dell and the U.S. government. Please provide
        similar disclosure with respect to the year ended March 31, 2005.

Intellectual Property and Proprietary Rights, page 59

34.   We note your discussion of certain third-party software or technology used in or resold
        with your applications. Please elaborate on whether any third-party software or
        technology is material to your software applications. If so, any agreements that
        encompass such third-party software or technology may need to be filed as exhibits to the
        registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for
        additional guidance.

Facilities, page 60

35.   Please file your lease for your Oceanport, New Jersey facility pursuant to Item
        601(b)(10)(ii)(D) of Regulation S-K.

Management, page 61

36.   Please provide disclosure pursuant to Item 402(j) of Regulation S-K.

Stock Option Grants in Last Fiscal Year, page 67

37.   We note that you have no existing trading market for your shares. With respect to
        calculating your potential realizable values, please see Instruction 7 to Item 402(c) of
        Regulation S-K. Please also see Release No. 33-7009 and Interpretations J.16 and 17 of
        our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use
        the midpoint of your offering price range until your initial public offering price is
        determined or discuss in a footnote the valuation method and assumptions used in
        determining the fair market value of the options.

The Concurrent Private Placement, page 71

38.   Please elaborate on the preemptive rights that have arisen as a result of the offering such
        as the terms of such rights and whether such rights are provided for by contractual
        arrangement or are set forth in your charter and file such agreement as an exhibit to your
        registration statement. Please also detail to whom such rights accrued to, whether anyone
        declined to exercise their rights and whether those that have exercised their right did so
        for their proportionate share or more. Further, explain the basis for the termination of
        the preemptive rights upon the closing of the offering.

39.   Please disclose the basis for your reliance on Section 4(2) of the Securities Act for the concurrent private placement.

Principal and Selling Stockholders, page 72

40.   Please advise us who the selling stockholders in the offering will be unless otherwise disclosed in your amendment.

41.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

42.   Please confirm whether any selling stockholder is a registered broker-dealer. Please also disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Certain Relationships and Related Party Transactions, page 75

43.   The second and third bulleted disclosure regarding the Series BB and CC preferred stock investments of RBC Capital and C.E. Unterberg, Towbin do not appear applicable under your discussion of the related party interests in the Series A, B, C, D and E preferred stock. Please clarify your disclosure to clearly and separately discuss each relationship or transaction required to be disclosed pursuant to Item 404 of Regulation S-K and consider the use of headings to highlight each distinct relationship or transaction.

44.   Please file the agreement(s) governing the amounts owed with respect to the Series A, B, C, D and E preferred stock and the agreements relating to your concurrent private placement pursuant to Item 601(b)(10) of Regulation S-K.

Description of Capital Stock

Voting Trust Agreement, page 77

45.   Please briefly explain the reason for entering into the voting trust agreement.

46.   Please elaborate on what constitutes an eligible transfer under the voting trust agreement.

47.   Please disclose the affiliate possessing the right to elect for the termination of the voting trust agreement and the basis for providing this affiliate with such right. Please also disclose the requirements necessary to be satisfied prior to termination by election and clarify whether such requirements also apply to the affiliate election.

Registration Rights, page 78

48.   Please clarify whether the registration rights agreements you discuss here have been made in the amended and restated stockholders agreement you intend to file as an exhibit.

Shares Eligible for Future Sale, page 82

49.   Here or elsewhere, as appropriate, please disclose the circumstances under which Credit Suisse and Goldman Sachs will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and current stockholders.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

50.   We note your disclosure where you state "To determine the price for the customer support element when sold separately, the Company uses historical renewal rates…." Explain what you mean by historical renewal rates and explain how you use such rates to establish VSOE. Also, address the issue that if the historical renewal rates vary from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

51.   We further note that VSOE for consulting, assessment and design services and installation services are based upon a "daily or weekly rate." Explain what you mean by this disclosure. Considering you are using a "daily or weekly rate" for VSOE on services, explain how often your service rates change. How much time lapses from the point you establish VSOE for services to the point the services are actually performed? Are the rates subject to change during this period? Tell us how you considered the guidance in paragraph 10 of SOP 97-2 in concluding that you can reasonably establish VSOE for such services.

52.   Tell us and disclose if you offer your resellers, OEMs or any of your customers return rights or other rights and warranties. If so, tell us how your revenue recognition policy complies with paragraph 6 of SFAS 48.

53.   Tell us about the payment terms you offer to your customers and what you believe your normal payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 31 of SOP 97-2.

Net Income (Loss) Attributed to Common Stockholder per Share, page F-11

54.   We note that you have redeemable convertible preferred stock. Tell us how you considered EITF 03-06 in determining whether your preferred stock (Series A through E and Series AA, BB and CC) should be considered a participating security for the purpose of computing earnings per share.

55.   We note that stock options and warrants exercisable for 2,030,000 and 4,615,000 shares of common stock, respectively, were excluded from your computation of diluted net income attributable to common stockholders per share at December 31, 2005 as their exercise prices exceeded the average market price of your common stock. Tell us the "market price" of your common stock at December 31, 2005 and tell us how you determined such value for purposes of your computation of diluted earnings per share.

Note 7. Cumulative Redeemable Convertible Preferred Stock: Series A through E, page F-18

56.   Tell us how you considered whether the conversion right in the Series A through E preferred stock represents an embedded derivative. In this regard, tell us how you considered the criteria in paragraphs 12(a) – 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(l) in your analysis. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. Therefore, include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. We refer you to Section II.B of our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for guidance.

57.   If you determine, based on your analysis, that the embedded conversion feature should not be bifurcated, then tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

Note 8. Stockholders' Deficit, page F-18

58.   Tell us how you considered whether the conversion features in the Series AA, BB and CC preferred stock represent an embedded derivative. In this regard, tell us how you considered the criteria in paragraphs 12(a) – 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(l) in your analysis. Also, tell us how you

considered the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Specifically, we note that these issuances are subject to anti-dilution adjustments. Tell us how you considered these provisions in determining whether the embedded derivative qualified as a conventional convertible instrument and met the scope exception of paragraph 4 of EITF 00-19. Also, include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. If the scope exception of paragraph 11(a) is not met, tell us whether you have considered the conversion feature to be an embedded derivative that is subject to classification and measurement at fair value.

59.   If you determine, based on your analysis, that the embedded conversion feature should not be bifurcated, then tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

60.   Tell us how you are accounting for the warrants issued in connection with the Series BB preferred stock private placement. Specifically, tell us how you considered the criteria in paragraph 6 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note from your disclosure on page 78 that certain warrants are subject to registration rights. Are these registration rights subject to liquidated damages provisions? Tell us how you considered these rights in your analysis. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. Also, tell us the method and assumptions used to determine the fair value of the warrants issued.

Note 9. Stock Options, page F-21

61.   Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the most recent balance sheet date and through the date of your response:

- the type of security;

- the date of grant/issuance;

- a description/name of option or equity holder;

- the reason for the grant or equity-related issuance;

- the number of options or equity instruments granted or issued;

- the exercise price or conversion price;

- the fair value of underlying shares of common stock; and

- the total amount of compensation deferred and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

62. We note that the fair value of your common stock was determined by the board of directors on a contemporaneous basis. We further note that you based your valuation on revenues or earnings multiples and then applied a discount. For fair value of common stock determined for each grant date, please address following:

- Provide us a copy of your valuation analysis including the significant factors, assumptions, methodologies used in determining fair value for each grant date;

- Tell us how you determined the discount and explain to us how the discount applied demonstrates an objective demonstration of fair value; and

- Reconcile and explain the differences between the fair values of your common stock, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

Part II

Item 15. Recent Sales of Unregistered Securities.

63. Please explain to us the basis for your reliance on Rule 701 under the Securities Act for certain stock option grants and any issuances upon exercise of such grants. We note your disclosure on page F-21 with respect to the number of options granted as well as the weighted average exercise price. Please detail for us how the requirements for Rule 701 were met with respect to your stock option grants.

64. Please disclose the basis for your reliance on Section 4(2) of the Securities Act for the certain stock option grants and any issuances upon exercise of such grants to officers, directors and employees who are accredited investors.

Signatures

65.   Please identify the person signing in the capacity of the controller or principal accounting officer or, otherwise, have your controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on Form S-1 for additional guidance.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kari Jin at (202) 551-3481 or Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Philip J. Niehoff, Esq.
        John R. Sagan, Esq.
        Mayer, Brown, Rowe & Maw LLP
        71 South Wacker Drive
        Chicago, Illinois 60606
        Telephone: (312) 782-0600
        Facsimile: (312) 701-7711